September 10, 2024

Raymond Wai Man Cheung
Chief Executive Officer
Basel Medical Group Ltd
6 Napier Road
Unit #02-10/11 Gleneagles Medical Centre
Singapore 258499

       Re: Basel Medical Group Ltd
           Amendment No. 4 to
           Draft Registration Statement on Form F-1
           Submitted August 29, 2024
           CIK No. 0002004489
Dear Raymond Wai Man Cheung:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 15, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted August 29, 2024
Related Party Transactions, page 84

1. As it relates to the August 23, 2024 deed of undertaking, please disclose (i) the date on which Rainforest Capital VCC made its payment to Basel Medical in satisfaction of amounts owed by Singmed Investment Pte Ltd and Dr. Yip to Basel Medical and (ii) the
       actual payment amount. In addition, for the periods presented through the date of payment by Rainforest Capital VCC, please disclose a rollforward of the amounts due to and from Singmed Investment Pte Ltd, Dr. Yip and Basel Medical.
 September 10, 2024
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Benjamin Tan, Esq.